Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

Date: September 10, 2020

The following are excerpts from Mr. Roche’s presentation at the BMO Capital Markets Virtual Technology Summit that occurred on August 25, 2020, and which was made available for replay on the Analog Devices website on September 10, 2020.

CORPORATE PARTICIPANTS

Vincent T. Roche

President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Ambrish Srivastava

BMO Capital Markets Equity Research, MD of Semiconductor Research & Senior Research Analyst

PRESENTATION

Ambrish Srivastava

BMO Capital Markets Equity Research, MD of Semiconductor Research & Senior Research Analyst

Hello. Good morning, everybody. Apologies for the delay. This is Ambrish Srivastava. I cover semis. Welcome to BMO’s Virtual 2020 Tech conference, Tech Summit, and I’m really happy to have Vince Roche joining us from Analog Devices. Vince, good morning. Welcome.

Vincent T. Roche

President, CEO & Director

Good morning.

QUESTIONS AND ANSWERS

[…]

Ambrish Srivastava

BMO Capital Markets Equity Research, MD of Semiconductor Research & Senior Research Analyst

I thought — in the earnings call, I thought you did a great job of framing the strategic priorities for ADI. So I wanted to go a little bit deeper into that, specifically on your M&A track record. So first of all, if you could please remind us, again, frame for us what are the priorities for ADI. And then here are the questions, and it has a few subparts. But I’ll let you finish the — going over the framework, and then I’ll go into the questions.

Vincent T. Roche

President, CEO & Director

[…]

And the way I view M&A for ADI is that customers are asking us to do more and more. It’s our job to get ahead of our customers and their needs in terms of technology and the kind of solutions that they need us to develop over the long term. And that’s what we’ve been doing with Hittite on the microwave and RF side of things with LTC on the very, very high-performance power and precision signal processing side of things. And the latest acquisition of Maxim increases our scale and our scope, enables us to bring 10,000 engineers with $1.5 billion of R&D, pointed out the most important problems that we think need solving over the next 5, 10 years. And that’s essentially what we are doing in terms of the organic as well as the inorganic.

Ambrish Srivastava

BMO Capital Markets Equity Research, MD of Semiconductor Research & Senior Research Analyst

[…]

And then on Maxim, and you touched on it a little bit on the earnings call. Why now? And more importantly, talk about how you think about generating a return on the investment. And I believe you said on the earnings call that you’re looking at like a 5-year horizon for this. So if you can address both those?

Vincent T. Roche

President, CEO & Director

[…]

Moving on to Maxim, Ambrish, why now with Maxim? Well, Maxim is a company that prides itself as well ideologically around innovation and customer success. So it was always on the radar screen for ADI. There’s good alignment between how we approach the markets, how we approach technology and how we deal with our customers. So there’s a tremendous asymmetry developing between the needs of our customers and their capacity to actually do the analog job, the analog job that — that’s the task that sits between the world of the physical and the world of the digital. What we’re seeing across the globe is that our customers are in more and more need of outside help to be able to engineer the analog. And we’re looking, as I said, over the next 5, 10 years, and believe that as the destination for the world’s best analog engineers, we’ll be best positioned to solve our customers’ most important problems in our chosen markets in the B2B and selected areas of consumer.

So and the — as I said, Maxim has always been a company we’ve admired, and we’ve also absorbed LT. So we’re 3 years plus into the integration with LT. So the timing is good. We’ve got the progress that we need on the LTC side, building momentum on our product road maps, converting the opportunities and getting the cultures combined. So it was really that. And sooner is better because there’s a lot of urgency, I think, to be able to align our product road maps with where our customers are moving over the long term. And certainly, Maxim will help us more with that.

In terms of return, I did mention in my prepared remarks on last week’s earnings call that we view returns, I think you’ve got to look 5 years out to be able to gauge the success from a return standpoint. ROIC, it takes us 4, 5, 6 years to be able to get the level of revenue growth and be able to capture the synergies in terms of efficiencies across the companies. With LTC, the synergies where, as I said, will be 4 years in before we’ve captured all the cost synergies. Originally, we had said $150 million in terms of the combined operating and cost of goods synergies, where we’ll actually capture about $250 million over a 4-year period, and you’ll see the benefit of that coming in 2021 when we finish that process. But I think that’s how you’ve got to look at it, that we focus on the generation of long-term profitable growth, capturing the synergies that we think are realistic and more natural. And I think that’s how you’ve got to — that’s how you view what we’ve done with Hittite, with LTC and what we’ll do with Maxim as well. You’ve got to look over kind of a 5-year snapshot here.

[…]

Ambrish Srivastava

BMO Capital Markets Equity Research, MD of Semiconductor Research & Senior Research Analyst

[D]o you anticipate the Maxim acquisition to provide similar OpEx and COGS synergy as you did from Linear, and then also a similar revenue synergy? So that’s part one of the question. The second one — the second part is Linear was highly accretive because of the big debt component, why are you using all equity for Maxim?

Vincent T. Roche

President, CEO & Director

Yes. So in terms of synergy, we’ve already committed $275 million of synergies across the combined companies. I believe that’s a very realistic target. And that’s what we’re committed to. In terms of revenue, the B2B business of Maxim actually has been growing at kind of 4%, 5%

now for the recent years. And the overall growth of Maxim has been dampened by the decline of their consumer business. So I expect that will bottom out over the next couple of years. But my expectation is that we — when we combine with Maxim, given the greater channel to market that ADI has, 3x plus the sales force scale applications for scale. So my sense is, given the anchor franchises that ADI has got with a lot of complementary products and technologies that Maxim has got, we can get that growth rate over time into the mid-single-digit kind of area. Why did we use all-stock because the environment in which we’re operating is so uncertain, we decided that it was better to use stock than use debt. And the Boards of both companies have been very, very excited about the possibility of putting the companies together and being able to increase the valuation of the combined entity at the kind of rate that we’ve done since acquiring LTC. So I think it kind of hedges the risk by keeping debt down. And remember as well, when we put the companies together, the — at the time of announcement, the debt-to-EBITDA was on a pro rata basis, about 1.2. I expect by the time we get to the closure in 2021, that debt-to-EBITDA will be in kind of the 1 area. So it gives us tremendous flexibility through a period of — we hedge the uncertainty now. But when we get to the end game here, the endpoint, we’ll have tremendous flexibility in terms of the use of our cash essentially. And I think that’s important to remember.

Ambrish Srivastava

BMO Capital Markets Equity Research, MD of Semiconductor Research & Senior Research Analyst

Okay. Okay. There’s another one incoming. This is the confidence around the Chinese regulatory approval. Could you talk a little bit about the confidence on that front?

Vincent T. Roche

President, CEO & Director

Yes. Well, obviously, we’ve gone through the process twice with 2 public companies, Hittite and LT, we have — I’ve paid a lot of attention to the advice that we’ve been taking from external third parties who understand the legal and regulatory system in China. So my belief is that there is a finite risk, of course, that the regulatory process will be a bit more narrowly than we would expect. But given our knowledge of things, given our experience, my confidence is high that we will get approval across the globe and be ready to combine the companies in the summer of 2021.

[…]

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains forward-looking statements, which address a variety of subjects including, for example, statements regarding ADI’s proposed acquisition of Maxim; the impact of the COVID-19 pandemic on ADI’s business, financial condition and results of operations; expected revenue, operating margin, tax rate, earnings per share, and other financial results; expected market trends, market share gains, operating leverage, production and inventory levels; expected customer demand and order rates for ADI’s products and expected product offerings; product development; and marketing position. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets; erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic, product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their respective expected tax rates based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; the diversion of management time on transaction-related matters; ADI’s ability to successfully integrate acquired businesses and technologies; and the risk that expected benefits, synergies and growth prospects of acquisitions may not be fully achieved in a timely manner, or at all. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, on August 17, 2020, ADI filed with the SEC a registration statement on Form S-4 (as amended on September 1, 2020 and as it may be supplemented from time to time, the “registration statement”) that includes a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. The registration statement was declared effective by the SEC on September 3, 2020, and on September 4, 2020 Maxim filed its definitive joint proxy statement/prospectus in connection with the proposed transaction (the “definitive joint proxy statement/prospectus”) with the SEC. ADI and Maxim commenced mailing the definitive joint proxy statement/prospectus to shareholders of ADI and stockholders of Maxim on or about September 4, 2020. Each of ADI and Maxim will also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the definitive joint proxy statement/prospectus, or any other document that ADI or Maxim have or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about ADI, Maxim and the proposed transaction (once such other documents are filed with the SEC) through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI may be obtained free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim may be obtained free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should carefully read the definitive joint proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.